Annual and Extraordinary General Meeting of BiondVax Pharmaceuticals Ltd.

Date: March 28, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

It is proposed at the Meeting to adopt the following proposals:

		For	Against	Abstain
Item 1.	To re-elect Mr. Issac Devash as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting;	☐	☐	☐
Item 2.	To re-elect Dr. Morris C. Laster, as a director of the Company to hold office until the close of the third annual general shareholders meeting of the Company following the close of this Meeting;	☐	☐	☐
Item 3.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for a period ending at the close of the next annual general shareholders meeting, and to authorize the Company's Audit Committee to approve their service fee;	☐	☐	☐
Item 4.	To approve the adoption of the BiondVax Share Option Plan to employees, directors, consultants, service providers and other entities which the Board shall decide their services are considered valuable to the Company, with similar terms to the previous option plan;	☐	☐	☐
Item 5.	To approve an increase in the Company's registered share capital from 391,000,000 ordinary shares, each 0.0000001 par value ("Ordinary Shares") to 600,000,000 ordinary shares no par value, and to amend article 11 of the Company's articles of association accordingly.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________ Please Date Above ________

Please Sign Here ________ Please Date Above ________

↑ Please separate carefully at the perforation and return just this portion in the envelope provided. ↑

Annual and Extraordinary General Meeting of BiondVax Pharmaceuticals Ltd. to be held March 28, 2018 For Holders as of February 28, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 12:00 p.m. EST on March 22, 2018.

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on March 22, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **February 28, 2018** at the **Annual and Extraordinary General Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **March 28, 2018** at 4:00 pm (Israeli Time), in the offices of Pearl Cohen Zedek Latzer Baratz, Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd. floor, Tel-Aviv, 6701203, Israel or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903